Exhibit 23.3

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement of TransUnion Holding Company, Inc. on Form S-1 of our report dated June 11, 2013 relating to the financial statements of Credit Information Bureau (India) Limited as of and for the year ended March 31, 2013 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the preparation of the financial statements in accordance with generally accepted accounting principles in India which differs from accounting principles generally accepted in the United States of America), appearing in the Annual Report on Form 10-K/A (Amendment No. 2) of TransUnion Holding Company, Inc. for the year ended December 31, 2012, and to the reference to us under the heading “Experts” in such Prospectus, which is part of this Registration Statement.

/s/Deloitte Haskins & Sells

Mumbai

August 26, 2013